Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1.	Capital Title Agency Inc., an Arizona corporation

2.	New Century Holding Company, a California corporation

3.	New Century Title Company, a California corporation

4.	NAC1031 Exchange Services, a California corporation

5.	CTG Building Co., an Arizona corporation

6.	Capital Information Services, Inc., an Arizona corporation

7.	Nations Holding Group, a California corporation

8.	United Title Company, a California corporation

9.	First California Title Company, a California corporation

10.	United Title Insurance Company, a California corporation

11.	Shatto Exchange Services, a California corporation

12.	Shatto Exchange Systems, Inc., a California corporation

13.	AdvantageWare, Inc., a California corporation

          –An 80% owned subsidiary

14.	Land Title of Nevada, Inc., a Nevada corporation

15.	CTG Real Estate Information Service, Inc., a Colorado corporation

16.	CTG Acquisition Corporation, a Pennsylvania corporation